May 12, 2006

VIA EDGAR AND FACSIMILE

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Stephen Krikorian, Accounting Branch Chief

Re:	SteelCloud, Inc. (the "Company") Form 10-K for the Fiscal Year Ended October 31, 2005 Form 10-Q for the Fiscal Quarter Ended January 31, 2006 File No. 0-24015

Dear Mr. Krikorian:

We are in receipt of your letter dated April 26, 2006 and hereby respond as follows (our responses follow your comments):

Form 10-K for the Fiscal Year Ended October 31. 2005

Note 2 - Restatement - page F-6 and F-7

1.	Your response to prior comment number 2 indicates that you believe that it is appropriate to isolate the restatement and reflect the cumulative effect of the correction of the error in one quarterly period (i.e. the fourth quarter of fiscal year 2004). Tell us how your accounting complies with APB Opinion 28, paragraph 29, and APB Opinion 20, paragraph 38. As part of your response, provide your full materiality analysis to support reporting the cumulative effect of the correction of the error in the fourth quarter 2004. We refer you to SAB 99.

Response – After further consideration of both the quantitative and qualitative aspects of the quarterly effects of our restatement and will revise our disclosure of footnote 16 to reflect the restatement on a quarterly basis. Accordingly, we will file an amended 10K.

Revenue Recognition - page F-9

2.	Your response to prior comment number 4 indicates that you report revenue on a gross basis for the resale of software maintenance services. Your response also indicates that you are not the primary obligator with regard to the software maintenance service. You further state that you “satisfy all of the following which would necessitate gross revenue recognition”. Clarify how each of the factors identified apply to your maintenance contract (on a stand-alone basis) and clearly indicate why each factor would be a strong indicator for supporting gross revenue presentation. Ensure to explain why you believe that it is appropriate for you to report revenue on a gross basis even though you are not the primary obligator of the maintenance contact, which is a strong indicator of net reporting. This evaluation is essential since the maintenance contract is a transaction to obtain a service that will be provided by a third party and you do not have involvement in the delivery or fulfillment of the services that the customer is purchasing. We refer you to Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, Section I.J, released on March 31, 2001.

3.	Tell us how you classify the revenue earned from the maintenance contracts in your statements of operations (i.e., products or services). Since the maintenance contract represents services, the revenue earned should be reported in the service line-item. See Rule 5-03 of Regulation S-X.

Response — Our software maintenance product sales consist of software product updates, product upgrades, product revisions and technical support provided by the software manufacturer. There is no third party providing additional services and/or maintenance to the customer. We classify these sales as product offerings as they are sold in conjunction with the software products.

Although we are not the primary obligator in these transactions; we do however satisfy the following requirements of EITF 99-19:

•	The Company incurs credit risk, for the full sales price, in these transactions. Our partnership agreements with these manufacturers offer us no right of return (paragraph #14) – The Company assumes credit risk regardless of product sold.

•	The Company establishes the sales price with the customer (paragraph #9).

•	Once a relationship has been established, the Company may recommend or provide products from any one of a multitude of its partners (paragraph #11).

•	The Company consults with the customer to select the appropriate product and/or service for their needs (paragraph #12).

•	The Company does not earn a fixed amount in these transactions (paragraph #16).

•	The supplier does not have the credit risk (paragraph #17).

Given the manner and circumstances for which we sell these products and collectively evaluating all criteria of EITF 99-19 we have recorded software maintenance as product revenues.

If you have any questions or comments please feel free to contact the undersigned at (703) 674-5530.

STEELCLOUD, INC. By: /s/ Kevin Murphy Name: Kevin Murphy Title: CFO